58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

February 16, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.
Response to the Staff’s Comments on
Draft Registration Statement on Form F-1
Confidentially Submitted on January 17, 2024
CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 1, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 17, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

Licensed foreign lawyers only

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Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 2

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Overview, page 1

1.

Please refer to the fifth paragraph in this section. Please balance the disclosure in that paragraph by including your revenue and net income or net loss for fiscal years ended 2021 and 2022, as well as for the revenue and net income or net loss for the nine months ended September 30, 2022 and 2023.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 103 and 134 of the Revised Draft Registration Statement.

Implication of Being a Controlled Company, page 13

2.

We note your response to prior comment 6 and reissue in part. Please clarify here whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. In this regard, we note your disclosure here that “if” you rely on these exemptions your shareholders will not have the same protection, while your disclosure on page 79 indicates that you “intend” to rely on certain corporate governance exemptions.

In response to the Staff’s comment, the Company has added the requested disclosure on page 13 of the Revised Draft Registration Statement.

Conventions that Apply to This Prospectus, page 14

3.

We note your response and revised disclosure in response to our prior 7, that to the extent mainland China laws and regulations are applied in Hong Kong and Macau, the legal and operational risks associated with operating in mainland China may also apply to operations in Hong Kong and Macau. To the extent any

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 3

mainland China laws and regulations are not applicable to operations in Hong Kong or Macau, please also revise your disclosure to discuss any commensurate laws or regulations in Hong Kong or Macau, if applicable, and any risks and consequences to the company associated with those laws and regulations.

In response to the Staff’s comment, the Company respectfully submits that it currently does not have any operations in Hong Kong and Macau. The Company’s subsidiary in Hong Kong, namely Yuanbao (Hong Kong) Limited, serves the intermediate holding function for holding shares in the Company’s consolidated operating entities in mainland China. Therefore, the Company believes it is not required to disclose commensurate laws, regulations, or associated risks in Hong Kong and Macau. The Staff’s comment is duly noted. To the extent that the Company conducts operations in Hong Kong and Macau and such operations become material in the future, the Company undertakes to include the relevant disclosure in its future filings.

The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong, except for those listed in Annex III of the Basic Law of the Hong Kong Special Administrative Region of the PRC (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong).

4.

We note your response to our prior comment 8 and reissue the comment in part. We note your proposed disclosure that “we,” “us,” “our company,” “our” or “Yuanbao” refers to Yuanbao Inc. and its subsidiaries, and, only in the context of describing your consolidated financial information, business operations and operating data, also includes the VIE and its respective subsidiaries. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

The Company respectfully refers the Staff to the definition of “we,” “us,” “our company,” “our” or “Yuanbao” in the Revised Draft Registration Statement, which clarifies that only when referring to the Company’s consolidated financial information, business operations and operating data, the results of the VIE and its respective subsidies are included in such information and data. The Company has further revised the definition on page 15 of the Revised Draft Registration Statement in response to the Staff’s comments for the avoidance of doubt.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 4

We will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules, page 79

5.

We note your response to prior comment 11 and reissue. Please reconcile your disclosure here that Mr. Rui Fang will own more than 50% of your total voting power with your disclosure on page 188 that Mr. Fang currently maintains voting power over 40.4% of your outstanding ordinary shares. In this regard, please advise if it is anticipated that Mr. Fang will increase his voting power in connection with this offering.

In response to the Staff’s comment, the Company respectfully submits that, upon the completion of this offering, it will adopt a dual-class share structure and its issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. Mr. Rui Fang who currently holds voting power over 40.4% of our outstanding ordinary shares will hold the Class B ordinary shares upon the completion of this offering. As a result, Mr. Rui Fang will own more than 50% of our total voting power and we will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules. The Company further submits that Mr. Rui Fang’s ownership percentage is not anticipated to increase in connection with this offering.

Overview, page 102

6.	We note the response to comment 15. Please address the following:

•

On pages F-21 and F-70, you reference “distribution service contracts” and “other service contracts”. Please confirm, if true, that these represent separate contracts entered into with partnered insurance carriers and revise your disclosure accordingly.

In response to the Staff’s comment, the Company hereby respectfully confirms that “distribution service contracts” and “other service contracts” are separate contracts executed with its partnered insurance carriers and has updated the requested disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 5

•	Revise to disclose if the contracts entered into with the partnered insurance carriers have different fee structures depending on the services performed.

In response to the Staff’s comment, the Company respectfully confirms that its service contracts with partnered insurance carriers are characterized by different fee structures depending on the services performed. In accordance with the relevant negotiated contractual terms specified in those contracts, the partnered insurance carriers are charged by various means, such as a percentage of insurance premiums collected for insurance distribution service, the number of effective clicks on their insurance product display or the Company’s effective responses to the insurance carrier’s requests for consumer behavior insights for other services.

The Company has also added the requested disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

•

Revise to disclose whether the other services can be sold separately from the distribution of insurance policies. Please explain whether a partnered insurance provided can enter into a distribution service contract without entering into an other service contract or vice versa.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 6

In response to the Staff’s comment, the Company has added the requested disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

The Company also respectfully advises the Staff that it offers both insurance distribution service and other services to partnered insurance carriers. Since the Company’s inception, partnered insurance carriers in general enter into both distribution service contracts and other services contracts with the Company. Due to the interconnectedness of technology used by the insurance distribution service and other services, which is disclosed on pages 102 and 103 of the Revised Draft Registration Statement, insurance distribution service without other services to fully utilize the Company’s full consumer service cycle engine would not optimize the user experience of consumers and therefore would not achieve the optimized distribution outcome for insurance carriers. Conversely, offering other services in the absence of insurance distribution service is impractical, given that the Company is in essence an online insurance distributor.

•

Revise to define what is meant by the phrase “interconnectedness” with the insurance distribution as well as addressing the reasons why the services are “mission critical” in distributing insurance policies.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 7

•

Revise to discuss the contractual terms of the arrangements and address how these relate to the disclosure that “consideration of the contractual terms is based on the understanding that these services form a cohesive, mutually reinforcing unit that is not intended or designed to operate as two distinct commercial streams.”

In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

The Company further submits that the distribution service and other services are interconnected through the use of technology and has added relevant disclosure in the first paragraph of page 103.

•	Revise to discuss what is meant by the disclosure that “cooperation with partnered insurance carriers is also founded on the consensus that we would provide integrated solutions.”

In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

In addition, the Company respectfully refers the Staff to its responses above to the fifth sub-comment within this Comment 6 that the distribution service and other services are interconnected through the use of technology.

•

Given the disclosures beginning on page 21, we note that the WFOE and its subsidiary are primarily engaged in research and development efforts as well as the provision of services to partnered insurance carriers and earn service fees from these insurance carriers. We further note that the VIE and its subsidiaries, on the other hand, are primarily engaged in and generate

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 8

revenues from the insurance distribution business and incur various types of expenses for the insurance distribution business. Thus, it would appear that the Company has the information available to separately quantify and discuss revenues and expenses associated with the insurance distribution business separately from the services business, and that this information would be useful to a potential investor. Please revise your disclosures accordingly throughout the document.

The Company acknowledges the Staff’s comment that the respective revenue generating activities of the WFOE and its subsidiary as well as the VIE and its subsidiaries have been discussed and the mentioned entities’ respective revenue contribution and operating costs and expenses have been presented. In response to the Staff’s comment, the Company has added additional disclosure on page F-47 and page F-94 of the Revised Draft Registration Statement to separate revenue of the VIE and its subsidiaries which generally provide the insurance distribution service and WFOE and its subsidiary which generally provide other services.

The Company respectfully advises the Staff that it incurred various types of operating costs and expenses to support its insurance distribution service and other services. The Company incurred research and development expenses mainly for the development and enhancement of its full consumer service cycle engine utilized by both insurance distribution service and other services to provide a highly efficient gateway for digitized insurance transaction process. The Company incurred selling and marketing expenses for its user targeting and consumer conversion efforts which benefit both of the insurance distribution service and other services. By accumulating and analyzing more data from a vast consumer base, the Company gains deeper and wider understanding of consumer demands and behavior, which enables the Company to optimize efficiency of insurance products distribution. And the management tracks and monitors the operational and financial performance of the insurance distribution service and other services as a whole during the Company’s daily operations. For example, the management analyzes the ratio of total selling and marking expenses to total revenue to evaluate the efficiency and effectiveness of the Company’s consumer acquisition strategies.

The Company further respectfully advises the Staff that due to the interconnectedness of the use of technology for both insurance distribution service and other services, which is disclosed in the first paragraph of page 103 of the Revised Draft Registration Statement, analyzing revenues and expenses for one of the pair could lead to investors into believing that insurance distribution or services could evolve independently of the other, resulting in a distorted perception of the Company’s operational model.

Key Operating Metrics, page 103

7.

We note the response to comment 12 and your revised disclosure of the retention rate of active users. We continue to believe that a metric identifying the number of policies which were renewed in the year following issuance provides users with beneficial information in evaluating growth. Please revise your disclosure to include this metric.

The Company respectfully submits that, insurance consumers of short-term insurance products naturally behave differently from those of long-term insurance products when it comes to renewal. Instead of automatically renewing the existing policy in year two onwards, insurance consumers of short-term insurance products tend to re-purchase a similar new product due to changing factors including mortality rate, illness rate and other coverage finetunes, rather than renewing insurance policies should they be content with the coverage and services. Since the absolute majority (more than 90% in terms of first year premiums from 2021 to

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February 16, 2024 Page 9

2023) of the insurance products distributed by the Company are short-term insurance products, the suitable metric for the Company to capture retention rate is “retention rate of active users” defined in section “Conventions that Apply to This Prospectus” of the Revised Draft Registration Statement.

Furthermore, as insurance consumers’ age, health condition, etc., change, the same coverage terms will result in different premium amount, product terms, product type, and even insurance carrier in year two onwards. In response to such reality, insurance consumers choose short-term insurance products, which entitle them to modify coverage plans based on their financial health and coverage demand by switching among different short-term insurance products. As long as these consumers continue to purchase via the Company’s platform, the Company would consider it as successful customer retention and would value the corresponding metric (i.e., “retention rate of active users” defined in section “Conventions that Apply to This Prospectus” of the Revised Draft Registration Statement) as a suitable one.

Revenue, page 107

8.

Please revise to provide a discussion of the types of insurance policies distributed and the related premiums earned for medical insurance, critical illness insurance and life insurance and others during the periods presented.

In response to the Staff’s comment, the Company has added the requested disclosure on page 108 of the Revised Draft Registration Statement.

Operating Costs and Expenses, page 108

9.	Please revise to disclose and provide a discussion of each of the different expense components which encompass “selling and marketing expenses” for each of the periods presented.

In response to the Staff’s comment, the Company has added the requested disclosure on page 109 of the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 10

10.

We note the response to comment 19 and the use of the term “consumer acquisition costs” throughout the document. Please revise to define “consumer acquisition costs” and revise the disclosures throughout the filing to address more appropriately what the reference to these costs represents. In addition, your disclosures should address the nature and terms of the contractual agreements with the third-party user traffic channels which are utilized to acquire and/or gain access to potential end result insurance policy purchasers.

The Company respectfully clarifies that the term “consumer acquisition costs,” as previously used in the Draft Registration Statement, refers to the aggregate costs and expenses incurred by the Company or similar companies, as applicable, in acquiring insurance consumers. This may encompass a broad range of activities including advertising, promotional campaigns, and direct sales efforts, which are essential components of the Company’s and like companies’ marketing strategy.

In view of the Staff’s feedback and to enhance disclosure clarity and consistency, the Company has replaced the term “consumer acquisition costs” with “selling and marketing expenses” throughout the Revised Draft Registration Statement where applicable. Please refer to pages 30 and 34 of the Revised Draft Registration Statement.

The term “selling and marketing expenses” reflects the same categories of costs and expenses previously classified as “consumer acquisition costs” and is a standard accounting term that aligns with industry practices. These expenses are primarily composed of marketing and promotional expenses incurred to continually enhance the Company’s distribution of insurance policies and salaries, benefits, and incentives provided to sales staff. Please refer to page 109 of the Revised Draft Registration Statement.

During the Company’s daily operations, its management meticulously tracks and monitors the selling and marketing expenses as incurred, particularly their ratio to total revenue, to evaluate the efficiency and effectiveness of the Company’s consumer acquisition strategies. This ratio is critical for the management team to assess operational performance and to make informed strategic decisions.

With respect to the Staff’s comment on the nature and terms of the contractual agreements with the third-party user traffic channels, the Company has added the requested disclosure on page 109 of the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 11

Exclusive Forum, page 196

11.

We note your response to prior comment 22 and reissue in part. Consistent with your risk factor beginning on page 84, please disclose here that there is uncertainty as to whether a court would enforce the exclusive forum provision. Since the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 85 and 197 of the Revised Draft Registration Statement.

Note 2. Significant Accounting Policies

p) Revenue Recognition, page F-21

12.

We note the Company earns both commission fees under the “distribution service contracts” and other revenues by providing other services under the “other service contracts”. Please revise your revenue recognition policy here, and on page F-71, to separately address the policies for commission fees and other services, ensuring to address the following:

•	The specific performance obligation for each type of the individual service provided (i.e., for each individual revenue stream).

In response to the Staff’s comment, the Company has updated the requested disclosure on pages F-21 and F-70 of the Revised Draft Registration Statement.

•	When the performance obligation is complete and when payments are received.

In response to the Staff’s comment, the Company has updated the requested disclosure on pages F-21 and F-70 of the Revised Draft Registration Statement.

•	How you account for payments and whether you record receivables for payments made over time.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 12

In response to the Staff’s comment, the Company has updated the requested disclosure on pages F-22 and F-71 of the Revised Draft Registration Statement.

Note 5. Accounts Receivable, page F-31

13.	Please revise your disclosure here, and on page F-80, to include an aging analysis for the accounts receivable for each of the periods presented.

The Company respectfully advises the staff that the following table sets forth the aging analysis of accounts receivable of the Group as of December 31, 2021 and 2022 and September 30, 2023, respectively. The Company monitors the receivables closely and given the aging of the receivables is mostly within six months, the Company respectfully requests to include the aging analysis of the accounts receivable in the next submission when the 2023 annual financial statements are included.

(RMB’000)	December 31, 2021	December 31, 2022	September 30, 2023
Up to three months	17,730	185,253	251,292
Three to six months	19,328	31,769	8,678
Six to twelve months	1	883	1,622
Above one year	—	2	7

Accounts receivable, gross	37,059	217,907	261,599
Less: allowance for doubtful accounts	(309)	(506)	(548)

Accounts receivable, net	36,750	217,401	261,051

* * *

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
February 16, 2024 Page 13

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 18610495593 (cell), or Justin You Zhou at justin.zhou@kirkland.com, + 8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP